Patrick Kuhn

Abe Friedman

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Intelligent Group Ltd
Response to the Staff’s Comments on the Form 20-F filed April 14, 2025 (File No. 001-41974)

Dear Mr. Kuhn and Mr. Friedman:

On behalf of our client, Intelligent Group Ltd, a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated August 11, 2025 regarding the above-referenced Form 20-F for the fiscal year ended November 30, 2024 (File No. 001-41974) (the “Form 20-F”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Form 20-F.

Concurrently with the submission of this letter, the Company is submitting its revised annual report on Form 20-F (the “Form 20-F/A”) with certain exhibits via EDGAR to the Commission for review.

For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Form 20-F unless otherwise specified.

Form 20-F filed April 14, 2025

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 75

1.	We note your disclosure that your annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. An issuer does not need to include a report of management’s assessment regarding internal control over financial reporting until it either had been required to file an annual report for the prior fiscal year or had filed an annual report for the prior fiscal year. It appears you filed an annual report on Form 20-F for the fiscal year ended November 30, 2023 on March 29, 2024. Accordingly, please amend your Form 20-F to include a report of management’s assessment regarding internal control over financial reporting. Refer to Instruction 1 to Item 15 of Form 20-F for guidance. Please ensure the amendment includes updated certifications that are currently dated and signed by your current CEO and CFO.

The Company acknowledges the Staff’s comment and has included a report of management’s assessment regarding internal control over financial reporting in the Form 20-F/A. The Company further confirms that the certifications of its current CEO and CFO have been included as Exhibits 12.1 and 12.2 of the Form 20-F/A.

If you have any questions regarding this letter and the Form 20-F/A, please contact me by phone at +86 10 8524 5826 or via e-mail at steve.lin@hankunlaw.com.

Very truly yours,

/s/ Steve Lin
Steve Lin

cc:	Wai Lau, Chief Executive Officer of Intelligent Group Ltd